June 29, 2020

Re:	Aeterna Zentaris Inc. Registration Statement on Form F-1, as amended Registration No. 333-239264

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on July 1, 2020 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Alexander Dinur of Lowenstein Sandler LLP at (973) 422-6732.

Sincerely,

Aeterna Zentaris Inc.

By:	/s/ Leslie Auld
Name:	Leslie Auld
Title:	Chief Financial Officer

Via EDGAR